GIBSON DUNN	Gibson, Dunn & Crutcher LLP 200 Park Avenue New York, NY 10166-0193 Tel 212.351.4000 www.gibsondunn.com Kevin Kelley Direct: +1 212.351.4022 Fax: +1 212.351.5322 KKelley@gibsondunn.com

July 5, 2013

VIA EDGAR CORRESPONDENCE

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.,

Washington, D.C. 20549-3561

Attention:	Mr. John Reynolds – Assistant Director
Ms. Pamela Howell

Re:	Ambev S.A.
Company Response Letter, filed on July 3, 2013
Registration Statement on Form F-4, filed on June 28, 2013
File: 377-00131
CIK No. 0001565025

On behalf of Ambev S.A. (“Newbev”) and Companhia de Bebidas das Américas – Ambev, we take this opportunity to submit to the staff of the U.S. Securities and Exchange Commission (the “Commission”) the following material attached as Exhibit 1 to this correspondence:

•	selected changed pages from a draft of Amendment No. 1 (the “Draft Amendment”) to Newbev’s registration statement on Form F-4 (which Draft Amendment Newbev intends to file with the Commission as promptly as possible) showing certain additionally proposed changes to that registration statement’s tax disclosure to address comment no. 3 contained in a comment letter of the Staff, dated June 27, 2013.

Sincerely,

/s/ Kevin W. Kelley

Kevin W. Kelley

KWK/FA

cc: Nelson José Jamel—Chief Financial Officer

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EXHIBIT 1: NEW DRAFT PAGES OF F-4/A NO. 1

ADSs on the exchange of their Ambev shares or ADSs for Newbev common shares or ADSs pursuant to the Stock Swap Merger.

For a discussion of certain other U.S. tax matters that may be relevant to U.S. holders and Non-U.S. holders, see “Part Five: The Stock Swap Merger—Tax Considerations—Material U.S. Federal Income Tax Considerations.”

There is no clear guidance under Brazilian law or judicial precedents regarding the ~~income tax consequences to non-residents of Brazil resulting from a transaction such as the Stock Swap Merger. There is no specific legislation or rule nor judicial precedent regarding the Brazilian~~ income tax consequences to non-residents of Brazil resulting from a transaction such as the Stock Swap Merger, and high-level administrative decisions have been issued against Brazilian taxpayers in the context of Stock Swap Mergers.

There is no specific legislation or rule nor judicial precedent regarding the Brazilian income tax consequences to non-residents of Brazil resulting from a transaction such as the Stock Swap Merger. Based on the advice of our external tax advisors, we believe that there are reasonable legal grounds to sustain that the receipt by non-residents of Brazil, as a result of the Stock Swap Merger, of Newbev common shares or ADSs would not be subject to income tax on capital gains pursuant to Brazilian income tax laws. However, ~~this position may not prevail, in which case~~the Brazilian Internal Revenue Service (Receita Federal do Brasil), or the RFB, has prevailed in certain appellate decisions issued by the Brazilian Administrative Council of Tax Appeals (Conselho Administrativo de Recursos Fiscais), the highest administrative tax court of Brazil’s federal tax administration, which ruled that the gains obtained by a Brazilian holder of shares exchanged in a stock swap merger are subject to Brazilian income tax. Therefore, if our understanding of the Brazilian tax consequences of the Stock Swap Merger were to be successfully challenged by the RFB, Newbev could be held liable before the Brazilian tax authorities for not having withheld the applicable withholding income tax on the taxable capital gains of non-residents of Brazil, including any applicable late penalties and interest. While those holders would not be directly liable to the Brazilian tax authorities in such a case, Newbev reserves the right to seek a reimbursement from them for any such subsequently paid withholding income taxes, except for any applicable late penalties and interest, though no assurance can be given that in such a case Newbev would be successful in obtaining the referred reimbursements.

For a further discussion of the Brazilian income tax consequences of the Stock Swap Merger to non-residents of Brazil, see “Part Five: The Stock Swap Merger—Material Brazilian Tax Considerations—Taxes Relating to the Stock Swap Merger—Income Tax.”

Risks Relating to the Newbev Common Shares and ADSs

The relative volatility and illiquidity of securities of Brazilian companies may substantially limit your ability to sell the Newbev common shares and ADSs at the price and time you desire.

Investing in securities of companies in emerging markets, such as Brazil, involves greater risk than investing in securities of companies from more developed countries, and those investments are generally considered speculative in nature. Brazilian investments, such as investments in Newbev common shares and ADSs, are subject to economic and political risks, involving, among other factors:

•	changes in the Brazilian regulatory, tax, economic and political environment that may affect the ability of investors to receive payment, in whole or in part, in respect of their investments; and

•	restrictions on foreign investment and on the repatriation of capital invested.

The Brazilian securities markets are substantially smaller, less liquid and more concentrated and volatile than major U.S. and European securities markets. They are also not as highly regulated or supervised as those other markets. The relative illiquidity and smaller market capitalization of Brazilian securities markets may substantially limit your ability to sell the Newbev common shares and ADSs at the price and time you desire.

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Ambev ADSs or Newbev ADSs for U.S. federal income tax purposes. Exchanges of (1) Ambev common shares, Ambev preferred shares or Newbev common shares for American depositary receipts evidencing Ambev common ADSs, Ambev preferred ADSs or Newbev ADSs, respectively, and (2) American depositary receipts evidencing Ambev common ADSs, Ambev preferred ADSs or Newbev ADSs for Ambev common shares, Ambev preferred shares or Newbev common shares, respectively, generally will not be subject to U.S. federal income tax.

However, the U.S. Treasury has in the past expressed concerns that parties through whom ADSs are pre-released may be taking actions (such as a disposition of underlying securities) that are inconsistent with the claiming of foreign tax credits by U.S. Holders of ADSs. Such actions would also be inconsistent with the claiming of the reduced rate of tax discussed below applicable to dividends received by certain non-corporate holders. Accordingly, the creditability of Brazilian taxes and the availability of the reduced tax rate for dividends received by certain non-corporate holders, each described in”—Ownership and Disposition of Newbev Common Shares or Newbev ADSs—Taxation of Dividends—U.S. Holders” below, could be affected by actions taken by parties through whom the ADSs are released.

You are a U.S. holder if you are a beneficial owner of Ambev common shares, preferred shares or ADSs or Newbev common shares or Newbev ADSs and you are for U.S. federal income tax purposes:

•	a citizen or resident of the United States;

•	a U.S. domestic corporation;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•	a trust if a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust.

A “non-U.S. holder” is a beneficial owner of Ambev common shares, preferred shares or ADSs or Newbev common shares or Newbev ADSs that is not a U.S. person for U.S. federal income tax purposes.

You should consult your own tax advisor regarding the U.S. federal, state, local and other tax consequences of the Stock Swap Merger and of holding and disposing of Newbev common shares or Newbev ADSs in your particular circumstances.

If an entity treated as a partnership for U.S. federal income tax purposes holds Ambev common shares, preferred shares or ADSs or Newbev common shares or Newbev ADSs, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Each such partner having an interest in Ambev common shares, preferred shares or ADSs or Newbev common shares or Newbev ADSs is urged to consult his, her or its own tax advisor.

This section addresses only U.S. federal income taxation.

The Proposed Stock Swap Merger

Tax Treatment of the Proposed Stock Swap Merger

Subject to the assumptions ~~set forth above~~that (1) the representations set forth in the letters from Ambev and Newbev provided to Sullivan & Cromwell LLP are and will be true, correct and complete as of the effective date of the Stock Swap Merger and (2) each obligation of the Depositary in the Ambev deposit agreements (and any related agreement) and the form of the deposit agreement for the Newbev ADS program to be filed with the SEC as an exhibit to a Registration Statement on Form F-6 (and any expected related agreement) will be performed in accordance with its terms, it is the opinion of Sullivan & Cromwell LLP that the proposed Stock Swap Merger should qualify as a tax-free exchange of Ambev common shares, preferred shares or ADSs for shares of Newbev common stock or Newbev ADSs for U.S. federal income tax purposes, and Newbev intends to treat it as such. This conclusion is based on a significant body of sometimes conflicting case law commonly known as the “step transaction” doctrine. Under the “step transaction” doctrine, we believe the Contribution and the proposed Stock Swap Merger should be treated as occurring pursuant to a single plan and, as a result, for purposes of the relevant provisions of the Code, should be treated as a single transaction. However, this conclusion is not

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This discussion does not address all of the Brazilian tax considerations that may be applicable to any particular Non-Brazilian Holder, and may include information based on Brazilian tax laws and regulations that lend themselves to different interpretations. Therefore, Non-Brazilian Holders should consult their own tax advisor about the Brazilian tax consequences of the Stock Swap Merger and of an investment in Newbev common shares and ADSs.

Taxes Relating to the Stock Swap Merger

Income Tax

As a result of the Stock Swap Merger, Non-Brazilian Holders of Ambev shares and ADSs will receive new Newbev common shares and ADSs, respectively. The Brazilian tax implications of this exchange of shares and ADSs are not expressly provided for under Brazilian tax laws.

~~Pursuant to~~In the ~~advice~~opinion of our external Brazilian tax counsel, Lefosse Advogados, there are arguments to sustain that no taxation is due upon the exchange by Non-Brazilian Holders of Ambev shares and ADSs for new Newbev common shares and ADSs in the Stock Swap Merger. This position is based mainly on the fact that the mere exchange of shares and ADSs does not necessarily give rise to any income ~~which~~that is legally or economically available to Non-Brazilian Holders. With respect to ADSs in particular, this conclusion is also based on the fact that ADSs should arguably not be viewed as assets located in Brazil, although there is no certainty on how courts might rule on this line of reasoning. ~~See “—Taxes Relating to the Ongoing Ownership and Subsequent Disposition of Newbev Common Shares and ADSs—Income Tax on Gains Arising from the Subsequent Disposition of Newbev Common Shares and ADSs.”~~In addition, an appellate decision of the Brazilian Administrative Council of Tax Appeals (Conselho Administrativo de Recursos Fiscais), or the CARF, the highest administrative tax court of Brazil’s federal tax administration, ruled in favor of a Brazilian holder of shares exchanged in a stock swap merger, in a case where the Brazilian Federal Revenue Service (Receita Federal do Brasil), or the RFB, sought to require that such Brazilian holder pay income tax on capital gains allegedly generated as a result of the transaction. This specific appellate decision may still be reverted within the CARF, and the last admissible administrative appeal of this decision has already been filed by the RFB and a final decision from the CARF is pending.

However, in two cases concerning a single transaction, the RFB succeeded in securing appellate decisions from the CARF to the effect that Brazilian holders of shares should pay income tax if a stock swap merger provides them with a gain. Nevertheless, taxpayers are entitled to question in a Brazilian court of law the decisions that are issued against them by the CARF. In this context, given the lack of clear regulatory or legal guidance or judicial precedent regarding the application of income tax on the exchange of securities in stock swap mergers, it is probable that the RFB will continue to apply the understanding that the exchange of securities in these transactions is an event that may give rise to a taxable gain. As a consequence, because at this time there is no judicial decision that has ruled on the issue of existence of income that is legally or economically available to taxpayers with the exchange of securities in stock swap mergers, the question of whether income tax should apply to these transactions remains uncertain, but may be ultimately decided in favor of taxpayers by Brazil’s highest courts of law.

~~There~~In light of the foregoing discussion, there is a risk that ~~Brazilian tax authorities may adopt a different understanding and~~the RFB may consider the exchange of Ambev shares and ADSs for ~~the~~ new Newbev common shares and ADSs in the Stock Swap Merger as an event giving rise to a taxable gain in Brazil. In this case, the transaction would be ~~viewed~~treated as a disposal of shares outside of a stock exchange environment, and income tax would be imposed on the gain at a rate of 15% or 25%, according to the rules described under “—Taxes Relating to the Ongoing Ownership and Subsequent Disposition of Newbev Common Shares and ADS—Income Tax on Gains Arising from the Subsequent Disposition of Newbev Common Shares and ADSs.” Interest and penalties could also be imposed.

If the Stock Swap Merger is subject to income tax, and if the Brazilian tax authorities succeed in a tax assessment regarding this matter, Newbev could be held liable for not having withheld and paid the withholding income tax, plus interest and penalties, if any. In such a case, the withholding income tax would be computed on a grossed-up basis (resulting in an effective tax rate of 17.65% or 33.33% as the case may be), and Newbev reserves the right to seek reimbursement of

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